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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject      ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b)       Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

Griffith                              Mark
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                      760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

Miami                                FL                               33172
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation / LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------------------------------

4.  Statement for Month/Year Jan-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Mo./Yr.)
                                            ------------------------------------

6.  Relationship of Reporting Person. to Issuer (Check all applicable)

    ___ Director  ___X___ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)
 Vice President
 --------------
--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person
    ----------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)     5. Amount of            6. Owner-         7. Nature
   of                    action     action          or Disposed of (D)             Securities              ship              of In-
   Security              Date       Code            (Instr. 3, 4 and 5)            Beneficially            Form:             direct
   (Instr. 3)            (Month/    (Instr. 8)                                     Owned at                Direct            Bene-
                         Day/    -----------------------------------------------   End of                  (D) or            ficial
                         Year)                                                     Issuer's Fiscal         Indirect          Owner
                                  Code / V         Amount /A or D/ Price (A) or    Year (Instr. 3 and 4)   (Instr. 4)         (4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          N/A        N/A                         N/A                                 1              I    By Savings Plan
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock      1/19/2002       J                        12,500(A)                        14,600              D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          N/A        N/A                         N/A                               347              I    By IRA Trust
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          N/A        N/A                         N/A                                 5              I    By Son
-----------------------------------------------------------------------------------------------------------------------------------
Restricted Common
Stock (1)         1/19/2002       J                        12,500(D)                        37,500              D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Reponses)

(1) Represents shares of restricted stock. The shares will vest with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(J) Represents release of restrictions on restricted common stock.

  Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g, puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code  /   V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  11.97                 N/A             N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  11.97                 N/A             N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                   9.92                 N/A             N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                   9.92                 N/A             N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                24.8125                 N/A             N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                17.3125                 N/A             N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options               18.15625                 N/A             N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options               26.84375                 N/A             N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  31.30              1/2/2002            A                        10,000 (A)
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (2)          29.39                 N/A             N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of         8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities          of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)               Deriv-      ative            Form          of In-
                                 Date                                             ative       Secur-           of De-        direct
                                 (Month/Day/                                      Secur-      ities            rivative      Bene-
                                 Year)                                            ity         Bene-            Security      ficial
                                                                                  (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------       5)          Owned            or Indirect   ship
                               Date     Expira-              Amount or                        at End           (I)           (Instr.
                               Exer-    tion         Title   Number of                        of               (Instr. 4)    4)
                               cisable  Date                 Shares                           Year
                                                                                              (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                              10-31-97/06-30-03    Common Stock/ 2,959             N/A          2,959             D
------------------------------------------------------------------------------------------------------------------------------------
                              07-01-98/06-30-03    Common Stock/ 11,838            N/A         11,838             D
------------------------------------------------------------------------------------------------------------------------------------
                              10-31-97/12-22-04    Common Stock options/ 822       N/A            822             D
------------------------------------------------------------------------------------------------------------------------------------
                              12-23-97/12-22-04    Common Stock options/ 7,399     N/A          7,399             D
------------------------------------------------------------------------------------------------------------------------------------
                              10-31-98/10-30-07    Common Stock options/ 37,500    N/A         37,500             D
------------------------------------------------------------------------------------------------------------------------------------
                              01-01-99/12-14-07    Common Stock options/ 26,250    N/A         26,250             D
------------------------------------------------------------------------------------------------------------------------------------
                              01-28-01/01-27-10    Common Stock options/ 10,000    N/A         10,000             D
------------------------------------------------------------------------------------------------------------------------------------
                              01-17-02/01-16-11    Common Stock options/ 10,000    N/A         10,000             D
------------------------------------------------------------------------------------------------------------------------------------
                              01-02-03/01-01-12    Common Stock options/ 10,000    N/A         10,000             D
------------------------------------------------------------------------------------------------------------------------------------
                              04-01-02/04-01-06    Stock Purchase Agreement/       N/A
                                                   28,011                                      28,011             D
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

  /s/ Mark A. Griffith                      2/8/2002
  --------------------------------------------------------------
    **Signature of Reporting Person       Date
  Mark A.Griffith

*  Reporting person denies beneficial ownership of these securities.

** Intentional misstatements or ommissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2002 through 2006, Mr. Griffith will make purchases of LNR common stock. These purchases will total 28,011 shares.

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                                                                        SEC 1474